

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

<u>Via E-Mail</u>
Stephen Miller
Chief Executive Officer
Eclipse Identity Recognition Corporation
15732 Los Gatos Blvd. pmb 525
Los Gatos, CA 95032

> **Re:** **Eclipse Identity Recognition Corporation**
> **Current Report on Form 8-K**
> **Filed April 9, 2013**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed July 5, 2013**
> **File No. 333-175792**

Dear Mr. Miller:

We issued comments to you on the above captioned filing on July 17, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 3, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 if you have any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): William L. Macdonald, Esq.